Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

Employee FAQ

1.	What was announced?

•	We have agreed to acquire RXO in a stock-and-cash transaction that redefines the future of third-party logistics.

•

RXO is a leading asset-light transportation solutions provider that offers tech-enabled truck brokerage services together with complementary solutions including managed transportation, freight forwarding and last mile delivery.

•	RXO’s distinct capabilities and resources will add scale, further diversify our business and enhance our resilience in a dynamic operating environment.

2.	Why is C.H. Robinson acquiring RXO? Why now?

•

We’ve successfully transformed our company and implemented our Lean AI operating model and Lean AI strategy, enabling us to move faster, operate more efficiently, and deliver industry-leading service to customers and carriers.

•	As we’ve advanced our transformation, we’ve considered opportunities that will allow us to build on our foundation and accelerate our strategy.

•	Our acquisition of RXO is a natural next step.

•	With RXO, we will add scale, further diversify our business, increase our resiliency and enhance the value proposition of our platform.

•	RXO complements our strengths in trucking brokerage and transportation, with leading capabilities in expedited and last-mile delivery.

•	With RXO, we expect to expand the solutions and support we provide customers of all sizes across their supply chains.

3.	What does this transaction mean for employees? Does this impact my day-to-day responsibilities?

•

As we continue to scale our business and expand our capabilities, we expect to create new, exciting opportunities for members of our team, our customers and our shareholders. The transaction reflects the strength of the business we have built and, most importantly, the dedication and talent of our employees.

•	However, today is just the first step in adding RXO to our network, and nothing is changing today.

•	We expect the transaction to close in the first half of 2027, subject to customary closing conditions and approvals.

•	Until then, it is business as usual at C.H. Robinson, and we are operating as separate companies and serving our customers.

4.	Following close, how will RXO be integrated with C.H. Robinson?

•	Following close, RXO will be integrated primarily into our North American Surface Transportation division.

•	We will work closely with the RXO leadership team on integration so we can hit the ground running.

•	Until then, it is business as usual at C.H. Robinson, and we are operating as separate companies and serving our customers.

•	We are committed to communicating with you throughout this process and will keep you informed as we have updates to share.

5.	Should we reach out to our counterparts at RXO? What do I say to the people I know at RXO?

•	Until the transaction closes, which we expect to happen in the first half of 2027, both companies are operating separately.

•	In the meantime, it is business as usual at C.H. Robinson and our focus remains on serving our customers.

•	You should not exchange confidential or sensitive information with anyone at RXO.

•	Please refrain from reaching out directly to RXO employees, outside of normal business interactions.

6.	When will the transaction close?

•	We expect the transaction to close in the first half of 2027, subject to customary closing conditions and approvals.

7.	Who will lead the company following close?

•	C.H. Robinson’s current management team will continue to lead the company.

8.	Any changes to office locations?

•	We do not anticipate broad changes to C.H. Robinson’s current office locations as a result of the acquisition.

•

Where C.H. Robinson and RXO have overlapping locations, we will evaluate our combined real estate footprint, as we do today, to ensure our locations best support our people, our business and our customers.

•	Our offices provide important spaces for employees to connect, collaborate and problem solve together to better serve our customers and carriers.

•	We remain focused on creating a strong in-office experience and providing workspaces that enable our people to do their best work.

9.	What should I tell carriers and customers who ask me about this transaction?

•	Refer to the customer and carrier facing toolkit to support conversations.

10.	What should I do if I receive a request for information or access that doesn’t seem appropriate?

•	As we move through this process, it is important that we remain vigilant in protecting our information, systems and customers.

•	Transactions of this nature can attract increased attention from cyber threat actors, making strong security practices more important than ever.

•	Continue to follow company policies, be cautious of unexpected emails, links or requests for information, and report anything suspicious immediately.

•	Until the transaction closes, C.H. Robinson and RXO remain separate companies, and employees should continue following established protocols for sharing information and accessing systems.

11.	What should I do if contacted by the media or other third parties about this transaction?

•	If you receive any inquiries from the media, please forward them to publicrelations@chrobinson.com.

•	If you receive any inquiries from investors or analysts, please forward them to Chuck Ives at chuck.ives@chrobinson.com.

12.	Where can I get additional information?

•	You can read more about the transaction at www.CHRobinsonAcquiresRXO.com.

•	If you have any questions, please reach out to your manager.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The Company’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of the Company or RXO; the effect of the announcement of the proposed transaction on the ability of the Company or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that the Company is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or the Company’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the Merger Agreement or the date of this communication, as a result of changes in the market price of the Company common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which the Company and RXO operate, as well as new product and marketing initiatives by the Company’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from the Company’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments.

Other factors that might cause such a difference include those discussed in the Company’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in the Company’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, the Company and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.